Exhibit 99.1

Syneron Medical to Present at the Oppenheimer 20th Annual Healthcare Conference

YOKNEAM, ISRAEL--(Marketwire - October 28, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, announced today that Syneron will participate in the Oppenheimer 20th Annual Healthcare Conference on Tuesday, November 3, 2009, in New York. Syneron CEO, Lou Scafuri, will present on behalf of Syneron at 11:25am ET.

The presentation will be web cast live over the Internet and can be accessed through the 'Investor Overview' page on Syneron's website at www.syneron.com. Please go to the website a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle treatment, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, the treatment of acne, leg veins, cellulite and (thighs) circumferences reduction, as well as laser assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, California, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Fabian Tenenbaum
CFO
+972 (73) 244-2283
email: ir@syneron.com